Exhibit 2

FOR IMMEDIATE RELEASE	4 September 2014

WPP PLC (“WPP”)

JWT acquires majority stake in leading digital agency Try in Brazil

WPP announces that its wholly-owned operating company JWT, the global marketing communications agency, has acquired a majority stake of Cairos Usabilidade Eireli (“Try”), a user experience agency in Brazil that designs and develops custom web, mobile, desktop and touch-enabled applications.

Try’s unaudited revenues for the year ended 31 December 2013 were approximately R$2.5 million with gross assets of approximately R$0.3 million at the same date. Clients include, Itaú Bank, Porto Seguro, Electrolux, SKY, Serasa-Experian, Havaianas, Prontmed, and Kate Spade. Founded in 2003, the company employs 22 people and is based in São Paulo. Try provides consultancy to their clients in user experience, interaction design and prototyping.

This investment continues WPP’s strategy of investing in fast growing markets and sectors and its commitment to developing its strategic networks throughout the dynamic Brazilian market. Collectively (including associates) Group companies generate revenues of US$650 million and employ almost 6,000 people in Brazil, WPP’s eighth largest market. In Latin America, WPP companies (including associates) collectively generate revenues of over US$1.6 billion and employ 20,000 people.

The investment also continues WPP’s strategy of investing in fast-growing markets and sectors such as data and digital. WPP’s digital revenues (including associates) were well over US$6 billion in 2013, approximately 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239